

11020497

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED
MAR 01 2011
PROCESSING

SEC FILE NUMBER
8- ▮66742

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/10** AND ENDING **12/31/10**
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Anovest Financial Services, Inc.

	OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

3225 Shallowford Road, Suite 220
(No. and Street)

Marietta   **GA**   **30062**
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

Rubio CPA, PC
(Name – *if individual, state last, first, middle name*)

900 Circle 75 Parkway, Suite 1100   **Atlanta**   **Georgia**   **30339**
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, __Athanasios N. Bafas_____ , swear (or affirm) that, to the best of my

knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

__Anovest Financial Services, Inc._____ , as

of _____December 31_____ , __2010__, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners" or Sole Proprietors" Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17z-5(e)(3).

ANOVEST FINANCIAL SERVICES, INC.
Financial Statements
For the Year Ended
December 31, 2010
With
Independent Auditor's Report

RUBIO CPA, PC

CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

REPORT OF INDEPENDENT AUDITORS

To the Stockholders of
Anovest Financial Services, Inc.:

We have audited the accompanying statement of financial condition of Anovest Financial Services, Inc., as of December 31, 2010 and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standard generally accepted in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Anovest Financial Services, Inc. as of December 31, 2010 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Rubio CPA, PC

RUBIO CPA, PC

February 4, 2011
Atlanta, Georgia

ANOVEST FINANCIAL SERVICES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2010

ASSETS

Cash and cash equivalents	$	1,415
Receivable from broker-dealers and mutual funds		14,375
Deposit with clearing broker (Note I)		15,000
Other assets		5,091
Total assets	$	35,881

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES

Accounts payable and accrued expenses	$	12,158
Total liabilities		12,158

STOCKHOLDERS' EQUITY

Common stock, $1 par value, 500 shares authorized, issued and outstanding	500
Additional paid-in capital	38,068
Retained earnings (deficit)	(14,845)
Total stockholders' equity	23,723
Total liabilities and stockholders' equity	$ 35,881

The accompanying notes are an integral part of these financial statements.

ANOVEST FINANCIAL SERVICES, INC.
STATEMENT OF OPERATIONS
For The Year Ended December 31, 2010

REVENUES		
Commissions	$	248,096
GENERAL AND ADMINISTRATIVE EXPENSES		
Employee compensation and benefits		122,754
Clearing costs		68,710
Occupancy (Note G)		11,516
Other operating expenses		56,829
		259,809
LOSS BEFORE INCOME TAXES		(11,713)
INCOME TAXES (Note D)		-
NET LOSS	$	(11,713)

The accompanying notes are an integral part of these financial statements.

ANOVEST FINANCIAL SERVICES, INC.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2010

CASH FLOWS FROM OPERATING ACTIVITIES:

Net loss	$	(11,713)
Noncash items included in net loss:		
Increase in due from broker-dealers and mutual funds		2,933
Decrease in other assets		570
Increase in payables and accrued expenses		5,515
NET CASH USED BY OPERATING ACTIVITIES		(2,695)
NET DECREASE IN CASH AND CASH EQUIVALENTS		(2,695)
CASH AND CASH EQUIVALENTS:		
Beginning of year		4,110
End of year	$	1,415

The accompanying notes are an integral part of these financial statements.

ANOVEST FINANCIAL SERVICES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the Year Ended December 31, 2010

	Common Stock	Paid-In Capital	Retained Earnings	Total
Balance, December 31, 2009	$ 500	$ 38,068	$ (3,132)	$ 35,436
Net income (loss)			(11,713)	(11,713)
Balance, December 31, 2010	$ 500	$ 38,068	$ (14,845)	$ 23,723

The accompanying notes are an integral part of these financial statements.

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Description of Business: The Company is a registered broker dealer organized under the laws of the state of Georgia in June 2004. The Company is registered with the Securities and Exchange Commission, the Financial Industry Regulatory Authority and the securities commissions of appropriate states. The Company's primary business is brokerage of publicly traded securities. Most of the Company's customers are located in Georgia.

Cash and Cash Equivalents: The Company considers all cash and money market instruments with a maturity of ninety days or less to be cash and cash equivalents.

Income Taxes: Income taxes are accounted for by the asset/liability approach in accordance with FAS-109 (Accounting for Income Taxes). Deferred taxes represent the expected future tax consequences when the reported amounts of assets and liabilities are recovered or paid. They arise from differences between the financial reporting and tax bases of assets and liabilities and are adjusted for changes in tax laws and tax rates when those changes are enacted. The provision for income taxes represents the total of income taxes paid or payable for the current year, plus the change in deferred taxes during the year. The Company provides deferred taxes for differences in the timing of deductions for book and tax reporting purposes principally related to a net operating loss carryforward and the use of the cash basis accounting for income tax purposes.

Estimates: Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

Securities Transactions: Customers' securities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Accounts Receivable: The carrying amount of accounts receivable is reduced by a valuation allowance that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all delinquent accounts receivable balances and based on an assessment of current creditworthiness, estimates the portion, if any, of the balance that will not be collected. Generally, receivables are believed to be fully collectible; accordingly, no allowance for doubtful accounts is reflected in the accompanying financial statements.

Date of Management's Review: Subsequent events were evaluated through February 4, 2011 which is the date the financial statements were available to be issued.

NOTE B – LEASES

Operating leases: The Company occupies office premises owned by its stockholders (See Note G). In addition, the Company leases a vehicle from a stockholder under a month-to-month rental agreement.

Rent expense for the year ended December 31, 2010 under the related party premises and vehicle leases was approximately $23,000.

NOTE C – NET CAPITAL

The Company, as a registered broker dealer, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2010, the Company had net capital of $16,927 which was $11,927 in excess of its required net capital of $5,000 and the ratio of aggregate indebtedness to net capital was .72 to 1.0.

NOTE D – INCOME TAXES

The provision for income taxes is summarized as follows:

Current income tax expense (benefit)	$ (1,800)
Deferred income taxes	1,800
Income tax expense (benefit)	$ -

The Company's income tax (benefit) expense does not differ significantly from the amounts computed by applying the combined federal and state income tax rates to earnings (losses) before income taxes.

Deferred income taxes are recognized for temporary differences between the basis of assets and liabilities for financial and income tax purposes. The differences at December 31, 2010 relate primarily to a net operating loss carryforward and use of the cash basis of accounting for income tax reporting.

Deferred tax assets and liabilities as of December 31, 2010 consisted of the following:

Deferred tax asset arising from net operating loss carryforward	$ 7,500
Deferred tax liability arising from accrual to cash timing difference	(700)
Net deferred tax asset	6,800
Valuation allowance	(6,800)
Net deferred tax asset	$ -

NOTE D – INCOME TAXES (CONTINUED)

The Company recorded a valuation allowance for the deferred tax asset at December 31, 2010, equal to the deferred tax asset because it is more likely than not that the net operating loss carryforward will not be realized before it begins to expire in 2026.

In June 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48 (FIN 48), Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement 109. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes. FIN 48 prescribes a comprehensive model for recognizing, measuring, presenting and disclosing in the financial statements tax positions taken or expected to be taken on a tax return including positions that the organization is exempt from income taxes or not subject to income taxes on unrelated business income. Management believes that the impact of FIN 48 on its financial statements is not significant.

The Company has a net operating loss carryforward for income tax purposes that may be used to reduce taxable income arising in future years of approximately $25,000 that begins to expire in 2026.

NOTE E – OFF BALANCE SHEET RISK

In the normal course of business, the Company executes securities transactions for the accounts of its customers. These activities may expose the Company to off balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

NOTE F – CONTINGENCIES

The Company is subject to litigation in the normal course of business. The Company has no litigation in progress at December 31, 2010.

NOTE G – RELATED PARTIES

Effective April 2008, the Company has an expense sharing agreement with a sister company. The expense sharing agreement, which may be cancelled at any time, requires that the Company and the related entity each pay one-half of the stockholders' mortgage payments for the office premises and one-half of utilities. The amount paid pursuant to the expense sharing agreement for 2010 was approximately $11,500.

In addition, the Company leases a vehicle from a stockholder under the terms of a month to month rental agreement. (See Note B).

NOTE H – RETIREMENT PLAN

The Company has a profit sharing plan with a 401(k), salary reduction plan feature, covering substantially all full-time employees. Company contributions are discretionary and there were no employer contributions accrued and expensed for 2010.

NOTE I – CLEARING BROKER-DEALER

The Company clears all of its proprietary and customer transactions through another broker-dealer on a fully disclosed basis. The fully disclosed correspondent/clearing agreement requires a deposit with the clearing firm of $15,000. Provided that the Company is not in default of its obligations or liabilities to the clearing firm, the clearing firm will return the security deposit following termination of the fully disclosed correspondent/clearing agreement.

SUPPLEMENTAL INFORMATION

SCHEDULE I
ANOVEST FINANCIAL SERVICES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION ACT OF 1934
AS OF DECEMBER 31, 2010

NET CAPITAL:

Total stockholders' equity	$ 23,723
Less non-allowable assets:	
Other assets	5,091
Accounts receivable – non-allowable	1,705
	6,796
Net capital before haircuts	16,927
Less haircuts	-
Net capital	16,927
Less required capital	(5,000)
Excess net capital	$ 11,927
Aggregate indebtedness	$ 12,158
Ratio of aggregate indebtedness to net capital	.72 to 1.0

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED IN PART IIA OF FORM X-17A-5 AS OF DECEMBER 31, 2010.

There is no difference between net capital as reported above and net capital as reported in amended FOCUS Report, Part IIA.

ANOVEST FINANCIAL SERVICES, INC.

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2010

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the Rule.

SCHEDULE III

INFORMATION RELATING TO THE POSSESSION OR CONTROL
REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2010

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the Rule.

SCHEDULE IV

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS AND GENERAL CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2010

The Company has no liabilities subordinated to claims and general creditors.

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL
REQUIRED BY RULE 17a-5

To the Stockholders of
Anovest Financial Services, Inc.

In planning and performing our audit of the financial statements of Anovest Financial Services, Inc. for the year ended December 31, 2010, we considered its internal control structure, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including test of compliance with such practices and procedures) followed by Anovest Financial Services, Inc. that we considered relevant to the objective stated in Rule 17a-5(g). We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedure for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company related to the following: (1) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (2) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control. Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, that we consider to be material weaknesses as defined above.

This report recognizes that it is not practicable in an organization the size of the Company to achieve all the division of duties and cross-checks generally included in a system of internal accounting control, and that alternatively, greater reliance must be placed on surveillance by management.

In addition, no facts came to our attention indicating that the exemptive provision of Rule 15c3-3 had not been complied with during the year.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2010 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

February 4, 2011
Atlanta, Georgia

Rubio CPA, PC

RUBIO CPA, PC